Exhibit 12.2
GOODRICH PETROLEUM CORPORATION
RATIO OFEARNINGS TO FIXED CHARGES AND PREFERENCE SECURITIES DIVIDENDS
(In Thousands, Except Ratios)

	Three
	Months
	ended
	March 31,	Year Ended December 31,
	2008	2007	2006	2005	2004	2003
Earnings:
Income(loss)from continuing operations before income taxes	$(24,667)	$(53,468)	$14,419	$(37,554)	$(3,606)	$(7,768)
Plus: fixed charges	6,109	21,173	17,100	3,521	2,084	2,026
Preference securities dividends	(2,326)	(9,303)	(9,255	(1,162)	(974)	(975)

Earnings available for fixed charges	$(20,884)	$(41,598)	$22,264	$(35,195)	$(2,496)	$(6,717)

Fixed Charges:
Interest expense	$3,783	$11,870	$7,845	$2,359	$1,110	$1,051
Preference securities dividends	2,326	9,303	9,255	1,162	974	975

Total fixed charges	$6,109	$21,173	$17,100	$3,521	$2,084	$2,026

Ratio of Earnings to Fixed Charges and Preference Securities Dividends	(a )	(b )	1.30	(c )	(d )	(e )

(a)	Earnings for the three months ended March 31, 2008 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $26,993 thousand.

(b)	Earnings for the year ended December 31,2007 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $62,771 thousand.

(c)	Earnings for the year ended December 31, 2005 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $38,716 thousand.

(d)	Earnings for the year ended December 31, 2004 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $4,580 thousand.

(e)	Earnings for the year ended December 31, 2003 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $8,743 thousand.